DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
NO ACT
P.E. 6-18-07

07069077

July 9, 2007

Grant W. Collingsworth
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, GA 30326

RECD S.E.C.
JUL 0 9 2007
1086

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/9/2007

Re: Internap Network Services Corporation
Incoming letter dated June 18, 2007

Dear Mr. Collingsworth:

This is in response to your letter dated June 18, 2007 concerning the shareholder proposal submitted to Internap by Horace Hertz. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Horace Hertz
hhertz@cnsresponse.com

PROCESSED
JUL 1 6 2007
THOMSON
FINANCIAL

MORRIS, MANNING & MARTIN, LLP
ATTORNEYS AT LAW

June 18, 2007

Grant W. Collingsworth
404-504-7786
gwc@mmmlaw.com
www.mmmlaw.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Office of Chief Counsel

Re: Internap Network Services Corporation
Commission File Number 000-27265
Intention to Omit Shareholder Proposal of Gak Limited

Ladies and Gentlemen:

We are writing as counsel to Internap Network Services Corporation ("Internap") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Internap hereby notifies the U.S. Securities and Exchange Commission (the "Commission") of its exclusion from its proxy statement and form of proxy (the "Proxy Materials") for Internap's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting") the shareholder proposal (the "Shareholder Proposal") submitted to Internap by Mr. Howard Hertz on behalf of Gak Limited (the "Proponent") on the grounds that the Shareholder Proposal was not timely.

The Shareholder Proposal, a copy of which is attached hereto as Exhibit A, was sent by the Proponent via e-mail on June 11, 2007. Internap filed its definitive Proxy Materials with the Commission on April 25, 2007.

Rule 14a-8(e)(1) states that the deadline for submitting shareholder proposals for an annual meeting may be found in the company's proxy statement for the prior year. Internap's proxy statement, dated April 26, 2006, included the following statement under the heading "Stockholder Proposals for 2007 Annual Meeting":

> Proposals of stockholders, including nominations for the board of directors, intended to be presented at the 2007 annual meeting must be received by us at our executive offices in Atlanta, Georgia, on or before January 2, 2007 to be eligible for inclusion in our proxy statement and form of proxy relating to that meeting and to be introduced for action at the meeting. In accordance with our bylaws, for business to be properly brought before a meeting, but not included in the proxy, a stockholder must submit a proposal, including nominations for the board of directors, not earlier than February 21, 2007 and not later than March 23, 2007 and must comply with the eligibility, advance notice and other

In order to comply with Internap's deadline for inclusion in the Proxy Materials, a proposal must have been received, at the latest, on January 2, 2007. The Shareholder Proposal was received by Internap on June 11, 2007, which was after the definitive Proxy Materials had been filed with the Commission and mailed to stockholders and only 10 days prior to the 2007 Annual Meeting.

In no-action letters, the Commission Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8, permitting companies to omit from proxy materials those proposals received after the deadline. *See, e.g., Datastream Systems, Inc.* (March 9, 2005); American Express Company (December 21, 2004); *International Business Machines Corporation (December 19, 2004); Thomas Industries Inc.* (December 18, 2002).

Rule 14a-8(f) requires that a company notify the proposing shareholder of any deficiencies in the proposal within 14 days of receipt. However, this requirement does not apply to a deficiency that cannot be remedied, such as when the proponent fails "to submit a proposal by the company's properly determined deadline." Nevertheless, Internap sent a letter to the Proponent on June 15, 2007, a copy of which is attached hereto as Exhibit B, notifying the Proponent of Internap's omission of the Shareholder Proposal from the Proxy Materials.

For the reasons outlined above, Internap believes that the Shareholder Proposal does not meet the timeliness requirements of Rule 14a-8(e)(1), and has omitted the Shareholder Proposal from the Proxy Materials. We request the assurance of the Commission Staff that it would not recommend enforcement action with respect to Internap's omission of the Proponent's Shareholder Proposal.

Should the Commission Staff require any additional information, please contact the undersigned at (404) 504-7786. Should the Commission Staff disagree with Internap's course of action, we would appreciate the opportunity to confer with the Commission Staff before it issues a response to this letter.

Very truly yours,

Grant W. Collingsworth

GWC:mje
Enclosures

cc: Richard Dobb, Esq
Lori Bibb, Esq.

Exhibit A

From: Horace Hertz [mailto:hhertz@cnsresponse.com]
Sent: Monday, June 11, 2007 1:01 PM
To: eeidenberg@internap.com
Cc: James DeBlasio; David Buckel
Subject: Value of Internap Stock

Dear Mr. Eidenberg: My name is Horace Hertz and I am the general partner of Gak Limited, a limited partnership that owns 20,000 shares of Internap Network Services Corporation. As an owner of the stock, I would like to introduce a resolution at the upcoming Annual Shareholders Meeting to discuss unlocking shareholders value in light of the deep discount that INAP stock is trading vis-à-vis its peers. I would like the resolution to include, among other things, a discussion correlating management compensation to a meaningful stock index as well as operational accomplishments.

Thanks and look forward to discuss this issue at the Annual Shareholder Meeting.

Yours truly,

Horace Hertz

Exhibit B

INTERNAP
The Internet Performance Company

250 WILLIAMS STREET
SUITE E-100
ATLANTA, GA 30303

P 404.302.9700
F 404.475.0520

Internap.com

June 15, 2007

VIA E-MAIL: hhurtz@cnsresponse.com

Mr. Horace Hertz
Gak Limited

Re: Internap Network Services Corporation

Dear Mr. Hertz:

I am the Secretary of Internap Network Services Corporation. Your e-mail, dated June 11, 2007, to Mr. Eidenberg has been forwarded to me. We certainly appreciate your interest in, and support of, Internap.

As you may know, action on stockholder proposals for a stockholders meeting is governed by our bylaws as well as the rules and regulations of the Securities and Exchange Commission. Under the SEC's rules, any stockholder proposal for the 2007 annual meeting would had to have been received by Internap no later than January 2, 2007 in order to be included in the proxy statement. Under our bylaws, any business to be brought before the 2007 annual meeting, but not included in the proxy statement, had to be received by Internap no earlier than February 21, 2007 and no later than March 23, 2007. These deadlines were described in Internap's 2006 proxy statement. Unfortunately, your proposal was received well past these deadlines. As such, we are unable to include your proposal for action at the 2007 annual meeting.

You are certainly free to withdraw your request for the 2007 annual meeting, which you could subsequently submit for action at Internap's 2008 annual meeting of stockholders. The deadline for proposals to be included in the proxy statement for the 2008 annual meeting is December 27, 2007. Any proposals for business to be conducted at the 2008 annual meeting, but not included in the proxy statement, must be received by Internap no earlier than February 22, 2008 and no later than March 23, 2008.

Again, I thank you for your interest in Internap.

Sincerely,

Richard Dobb

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 9, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Internap Network Services Corporation
Incoming letter dated June 18, 2007

The submission relates to unlocking shareholder value.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Internap may exclude the proposal under rule 14a-8(e)(2) because Internap received it after the deadline for submitting proposals. We note in particular your representation that Internap did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Internap omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Ted Yu
Special Counsel

END